Exhibit 12
ADVANTA CORP. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
($ in thousands)	March 31,
	2008		2007

Net income	$18,362		$21,448
Income tax expense	11,328		13,828

Earnings before income taxes	29,690		35,276
Fixed charges:
Interest on debt, deposits and other borrowings	25,827		20,245
Interest on subordinated debt payable to preferred securities trust	2,317		2,317
One-third of all rentals	467		474

Total fixed charges	28,611		23,036

Earnings before income taxes and fixed charges	$58,301		$58,312
Ratio of earnings to fixed charges(1)	2.04	x	2.53	x

(1)	For purposes of computing these ratios, “earnings” represent income before income taxes plus fixed charges. “Fixed charges” consist of interest expense and one-third (the portion deemed representative of the interest factor) of rental expense on operating leases. Fixed charges do not include interest expense related to unrecognized tax benefits, which we classify as income tax expense.